Filed Pursuant To Rule 433

Registration No. 333-209926

May 25, 2016

The Easiest Way To Buy Gold Is Actually Backed By The Real Thing

By Akin Oyedele

Posted to businessinsider.com

The largest gold exchange-traded fund (ETF) says it has the physical gold to back up every share it issues.

Because investors don’t buy physical gold when they purchase shares in the ETF, there’s been concern that the fund does not.

The SPDR Gold Trust exchange-traded fund, which uses the ticker ‘GLD,’ launched in 2004.

In part, it serves as a cheaper alternative to investing in the physical metal. It is sponsored by the World Gold Council, which has oversight over the Bank of New York Mellon as a trustee.

However, while buying into the ETF is clearly different from buying physical gold ounces, there are doubts about its backing, and how easy redemptions are.

Here’s how it works, according to Greg Collett, director of investment products at the World Gold Council:

HSBC holds the fund’s gold in a vault that’s completely separate from the bank’s own stash, like the one it would keep for a bankruptcy estate.

Before shares are issued, HSBC confirms with BNY Mellon that the gold is available in the vault.

“Every share is backed by a bar of gold, and it just drives me insane that there’s always this sort of implication that it’s not really there,” Collett told Business Insider.

“It is there.”

He noted that the ETF goes through a biannual audit of its bars. There’s also a daily update on the SPDR Gold Shares website; GLD had 30 million ounces worth $34 billion on Wednesday.

The ETF has gained 15% this year, and gold posted its strongest quarter in nearly 30 years in Q1.

Still, redeeming your investment could be tricky, because it’s only possible in large amounts. In other words, a retail investor cannot suddenly show up to grab their gold like they would if they had stored physical bars in a bank’s vault.

“But if you were, in theory, to want 10 million in gold out of the fund, you could show up and get that done,” Collett said.

“For the vast majority of investors, the answer is no.”

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.